Exhibit 99.10

News Release TSX: COP www.coromining.com

Coro Announces Comprehensive CAD 46.7 million Financing Plan:
Completed Private Placement and Launches Sub-Guaranteed Rights Offering

August 7th, 2018 - Coro Mining Corp. (“Coro” or the “Company”) (TSX: COP) announces today a CAD 46.7 million (approximately US$36 million) financing plan, comprising of a closed premium non-brokered CAD 13.2 million (approximately US$10 million) private placement (“Private Placement”) with an entity of the Tembo Capital private equity group (“Tembo Capital”) and a forthcoming CAD 33.6 million (approximately US$26 million) rights offering (“Rights Offering”) for which Tembo Capital has agreed to provide a stand-by guarantee.

Highlights

•	Total financing package of CAD 46.7 million fully funds Coro for the next 12 months.
•	Proceeds to repay debt, acquire surrounding properties and fund exploration program and resource expansion at Marimaca.
•	Introduction of new shareholder at a premium demonstrates significant value proposition.
•	Rights Offering provides existing shareholders equal opportunity to invest in the Company at an attractive entry price.
•	Completion of acquisition of Sierra Miranda claims, which are adjacent to the flagship Marimaca property of Coro
•	Commitment by Greenstone Resources LP (“Greenstone”) and Tembo Capital to exercise all of their basic subscription privilege in the Rights Offering and standby guarantee by Tembo Capital should ensure a successful outcome of the proposed Rights Offering.

Commenting on the financing plan, Coro’s President & CEO Luis Tondo said: “I am pleased today to announce a comprehensive financing plan for Coro. The premium placement and rights offering combination optimises our shareholder and capital structures, which should allow us to move ahead with acquiring the Sierra Miranda claims surrounding Coro’s flagship Marimaca project and commence a fully funded exploration program on these properties, which I believe has significant potential. The proceeds will also be used to pay off debt and fund our working capital needs. Consequently, I am confident that Coro now represents a premier investment opportunity in the junior copper sector, and places us in an unrivalled position to create significant value over the next 12 months.

The Board of Directors welcomes Tembo Capital as a shareholder. Their willingness to invest at a premium and provide a standby guarantee for the rights offering is a solid endorsement of our Marimaca project and its growth potential. Tembo Capital is a well known private equity group and we look forward to benefitting from their technical and strategic contributions.”

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Private Placement

The Company has closed the Private Placement consisting of common shares of the Company (“Common Shares”) raising gross proceeds of approximately CAD 13.2 million. Under the Private Placement, the Company has issued 109,733,334 Common Shares at a price of CAD 0.12 per Common Share, representing a premium of 26% to Coro’s closing price on the TSX on August 3rd, 2018. Tembo Capital has purchased all of the Common Shares issued pursuant to the Private Placement. Pursuant to the Private Placement Tembo Captial, for so long as it continues to hold at least 10% of the outstanding Common Shares of Coro, on a non-diluted basis, will have (i) the right to nominate one member to the Board of Directors, and (ii) a pre-emptive right to maintain its pro rata interest in the Common Shares of Coro.

A significant portion of the proceeds of the Private Placement, being approximately CAD 7,680,030, were used to fund the previously announced acquisition of the Sierra Miranda claims adjacent to the Marimaca property, the balance of such proceeds will be used to advance exploration at the Company’s flagship Marimaca project and for general corporate purposes.

Conversion of Greenstone Convertible Loan

The Company separately announces that 21,883,492 Common Shares are expected to be issued in the coming days to Greenstone pursuant to the conversion of its US$2 million convertible loan, at a conversion price equal to the Private Placement price of CAD 0.12 per share (the “Greenstone Loan Conversion”). The Greenstone Loan Conversion is expected to be completed on or about August 9th, 2018.

Following the issue of Common Shares to Tembo Capital pursuant to the Private Placement and the Greenstone Loan Conversion, the total number of Common Shares outstanding will be 783,546,337. The percentage interest of Greenstone in the Common Shares of Coro will have fallen from 63.5% to 55.6%, with Tembo Capital holding 14.0% of the then outstanding Common Shares.

Rights Offering

The Board of Directors has approved the undertaking of a prospectus exempt Rights Offering to be made only to holders of record of Common Shares as of August 22nd, 2018. The Company will issue rights (“Rights”) to subscribe for an aggregate of up to 671,591,957 Common Shares of the Company at a subscription price of CAD 0.05 per Common Share, raising up to approximately CAD 33.6 million. Additional subscription privileges will be extended to all shareholders. The Company intends to use the proceeds of the Rights Offering to primarily fund further exploration work at the Marimaca project, retire outstanding indebtedness and for general corporate purposes.

The Rights Offering is being made to the holders of Coro’s Common Shares of record at the close of business on August 22nd, 2018. The Company will issue one Right for each outstanding Common Share. Each 1.1667 Rights will entitle a shareholder to acquire one Common Share of the Company, upon payment of the subscription price per common share. Fractional shares will not be issued and any fractions will be rounded down to the nearest whole number.

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For example, an eligible holder of 1,000 Common Shares as of the record date would be issued 1,000 Rights, which would entitle the holder to subscribe for 857 additional Common Shares for an aggregate price of CAD 42.85 (857 x CAD 0.05).

The following insiders, Greenstone and Tembo Capital, have advised that they intend to exercise, subject to relevant restrictions, all of their basic subscription privileges. The Company has also entered into a stand-by guarantee agreement (the “Stand-By Agreement”) with Tembo Capital. Subject to and in accordance with the terms of the Stand-By Agreement, Tembo Capital has agreed to purchase the Common Shares issuable under the Rights Offering, which remain unsubscribed for by the holders of the Rights, other than Rights issued to Greenstone pursuant to their basic subscription privileges.

The persons who currently hold 10% or more of the Company’s Common Shares or would own 10% or more upon completion of the Rights Offering are anticipated to be as follows:

	Shares held before Rights Offering		Shares held after Rights Offering(1)
	Number	%	Number	%
Greenstone	435,969,014	55.6%	809,646,063	55.6%
Tembo Capital	109,733,334	14.0%	405,136,468	27.8%

(1) Assumes: (i) the maximum number of Common Shares are issued under the Rights Offering, (ii) no person acquires Common Shares under the Rights Offering other than Greenstone, Tembo Capital and the other insiders of the Company who have indicated an intention to exercise their basic subscription privilege, and (iii) that Tembo Capital will, in such circumstance, fulfil its obligations under the Stand-By Agreement by purchasing all Common Shares available under the Rights Offering (other than those issued to Greenstone and the identified insiders pursuant to their respective basic subscription privilege).

It is expected that the Rights will trade on the Toronto Stock Exchange under the symbol “COP.RT” commencing on August 21st, 2018 and will trade until 12:00 p.m. (Toronto Time) on September 20th, 2018. The Rights will expire at 5:00 p.m. (Toronto Time) on September 20th, 2018 (the “Expiry Time”), after which time unexercised Rights will be void and of no value. Shareholders who fully exercise their Rights will be entitled to subscribe for additional Common Shares under the Rights Offering, in the event that there remain unexercised Rights at the Expiry Time, subject in all cases to certain limitations set out in Coro’s Rights Offering circular (the “Circular”), which will be filed on SEDAR at www.sedar.com prior to the record date.

A Rights Offering notice and Rights certificate will be mailed to each registered shareholder of the Company resident in Canada (and, in certain cases, certain other jurisdictions) as of the record date. Registered shareholders who wish to exercise their rights must forward the completed rights certificate, together with the applicable subscription funds, to the rights agent, Computershare Investor Services Inc., on or before the Expiry Time. Eligible shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

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Use of Proceeds

The following table below provides a detailed breakdown of how the Company will use its available funds, including those received pursuant to the Private Placement and Rights Offering:

Description of intended use of available funds listed in order or priority:	Assuming 100% of Rights Offering (through exercise of Rights or Standby Commitment) (1)
Repayment of loans from Greenstone	$11,585,130	(2)
Exploration work at Marimaca Project	$10,920,000
Development work at Marimaca Project	$1,450,000
Acquisition of Sierra Miranda Claims	$7,680,030	(3)
Potential land acquisitions	$1,300,000
Transaction costs and expenses	$1,300,000
Working capital, general and administrative expenses	$11,697,287
Total:	$45,932,447

(1) Amounts expressed in Canadian dollars.

(2) Canadian dollar equivalent of US$8.9 million loans payable to Greenstone, including accrued but unpaid interest and related fees, on the basis of the daily exchange rate published by the Bank of Canada on July 31, 2018 of US$1.00 = CAD 1.3017. The Company has agreed with Greenstone to set-off the principal amount of such loans payable against a portion of the aggregate exercise price of rights to be exercised by Greenstone under its Basic Subscription Privilege. See “Insider Participation”.

(3) Canadian dollar equivalent of US$5.9 million purchase price for Sierra Miranda claims, which has already been advanced by Coro, pursuant to a mineral concession purchase agreement «promesa de compraventa de concesiones mineras» dated January 19, 2018 between the Company’s wholly-owned subsidiary Compania Minera Ceilo Azul Lta. And Capax S.A., on the basis of the daily exchange rate published by the Bank of Canada on July 31, 2018 of US$1.00 = CAD 1.3017.

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Further details of the Rights Offering are contained in the Circular, which will be filed in due course on SEDAR under the Company's profile at www.sedar.com and will be posted on the Company’s website at www.coromining.com, or will be available from your dealer representative or by contacting either:

Coro Mining Corp Nicholas Bias VP Corporate Development & IR +1 604 682 5542 nbias@coromining.com	Computershare Investor Services Inc. (Rights Agent) 1-800-564-6253 (North America) 1-514-982-7555 (International) corporateactions@computershare.com

The Rights Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the Toronto Stock Exchange.

The Toronto Stock Exchange has conditionally accepted for listing the new Common Shares issued pursuant to the Private Placement and to be issued pursuant to the Greenstone Loan Conversion and the Rights Offering, which will rank pari passu with the Company’s issued and outstanding Common Shares.

Advisors

BMO Capital Markets and Tamesis Partners are acting as financial advisors and Bennett Jones and Bofill Mir & Alvarez Jana as legal advisors to Coro.

About Tembo Capital

Tembo Capital is a mining-focused private equity fund group, which specialises in developing countries and has a strong track record of identifying and supporting emerging resource companies. Tembo Capital has a team of experienced private equity investment and mining finance professionals, with a long history of association with developing regions and countries.

On behalf of the Board of Directors,

LUIS TONDO, PRESIDENT & CEO

For further information please contact of visit www.coromining.com or contact:
Nicholas Bias, VP Corporate Development & Investor Relations
+1 (604) 682 5546 x 202 or +44 (0)7771 450 679 | nbias@coromining.com

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This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This news release includes certain “forward-looking statements” under applicable Canadian securities legislation. Forward-looking statements in this press release relate to, among other things completion of a feasibility study for the Marimaca claim. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga claim is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Coro, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the ability of Coro to complete the Rights Offering, the ability of Coro to complete the Greenstone Loan Conversion, the occurrence of unexpected financial obligations, fluctuations in the price of commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations as well as those factors disclosed in the Company’s documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

Accordingly, readers should not place undue reliance on forward-looking statements. Coro undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law. All amounts in this document are US Dollars unless otherwise stated. Due to foreign exchange conversions, rounding errors may occur.

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